FORM 6-K



                       SECURITIES AND EXCHANGE COMMISSION
                             Washington D.C. 20549



                            Report of Foreign Issuer



                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934


                       For period ending March 24, 2005

                              GlaxoSmithKline plc
                              (Name of registrant)



               980 Great West Road, Brentford, Middlesex, TW8 9GS
                    (Address of principal executive offices)


             Indicate by check mark whether the registrant files or
                 will file annual reports under cover Form 20-F
                                  or Form 40-F


                             Form 20-F x Form 40-F
                                       --


        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                                    Yes No x
                                       --

SIGNATURES





Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.



                                                             GlaxoSmithKline plc
                                                                    (Registrant)

Date: March 24, 2005                                           By: LORRAINE DAY
                                                             ------------------
                                                                    Lorraine Day
                                                 Authorised Signatory for and on
                                                   behalf of GlaxoSmithKline plc

GlaxoSmithKline plc (the "Company") announces that in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 17th May 2004 it purchased 1,200,000 of its Ordinary Shares of 25 pence each ("Shares") on 23 March 2005 at a price of 1234.76 pence per Share.

The Company intends to hold these Shares in treasury.

Following the purchase of these Shares, the Company holds 83,093,000 of its shares in treasury and has 5,857,293,575 Shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer to purchase or subscribe for securities in any jurisdiction.

Microsoft Word 10.0.4219;GlaxoSmithKline plc (the "Company") announces that in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 17th May 2004 it purchased 800,000 of its Ordinary Shares of 25 pence each ("Shares") on 24 March 2005 at a price of 1235.80 pence per Share.

The Company intends to hold these Shares in treasury.

Following the purchase of these Shares, the Company holds 83,893,000 of its shares in treasury and has 5,856,497,261 Shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer to purchase or subscribe for securities in any jurisdiction.

 Notice of Annual General Meeting, 2004 Annual Report & 2004 Annual Review

GlaxoSmithKline plc issued its Notice of Annual General Meeting at 2.00pm (UK) today, 24th March 2005.
Copies of the Company's Notice of Annual General Meeting, together with the 2004 Annual Report and 2004 Annual Review have been submitted to the UK Listing Authority, and will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility which is situated at:
         The Financial Services Authority
         25 The North Colonnade
         Canary Wharf
         London E14 5HS
         Tel: +44 (0) 20 7066 1000
These documents can also be viewed on the Company's website at www.gsk.com.

S M Bicknell
Company Secretary
24th March 2005